SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 12b-25


                                                  COMMISSION FILE NUMBER 0-32913
                                                                         -------

(Check One): |_| Form 10-K and Form 10-KSB |_| Form 11-K |_| Form 20-F |X| Form 10-Q and Form 10-QSB |_| Form N-SAR |_| Form N-CSR

         For Period Ended:  SEPTEMBER 30, 2003
                            ----------------------------------------------------

|_| Transition Report on Form 10-K         |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F         |_| Transition Report on Form N-SAR
|_| Transition Report on From 11-K
      For the Transition Period Ended:
                                      ------------------------------------------

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification related to a portion of the filing check above, identify the item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  FRONT PORCH DIGITAL INC.
                         -------------------------------------------------------

Former name if applicable

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Address of principal executive office (Street and number)
                          20000 HORIZON WAY, SUITE 120
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City, state and zip code  MT. LAUREL, NEW JERSEY 08054
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

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

         |X|               (a)      The reasons described in reasonable detail
                                    in Part III of this form could not be
                                    eliminated without unreasonable effort or expense;

         |X|               (b)      The subject quarterly report on Form 10-QSB
                                    will be filed on or before the fifth
                                    calendar day following the prescribed due date;

         |_|               (c)      The accountant's statement or other exhibit
                                    required by Rule 12b- 25(c) has been
                                    attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-QSB could not be filed within the prescribed period.

         We are unable to file our Quarterly Report on Form 10-QSB within the prescribed time period without unreasonable effort or expense due to the appointment of our new independent accountants on October 24, 2003 (as previously reported in our Current Report on Form 8-K). As a result of their recent appointment, our new independent accountants require additional time to review our financial statements and other financial data.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

                      ERIC M. HELLIGE       (212) 421-4100
                      ------------------------------------


         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                           Yes |X|                   No |_|

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Yes |_|                   No |X|



         FRONT PORCH DIGITAL INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  November 17, 2003                       By /s/ Matthew Richman
                                                 -------------------------------
                                               Name:   Matthew Richman
                                               Title: Chief Financial Officer